UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

DigitalGlobe, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25389M877
(CUSIP Number)

Jonathan Brolin 2 Depot Plaza Bedford Hills New York 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25389M877

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

262,125

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

262,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

262,125

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.42%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	25389M877

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Brolin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

262,125

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

262,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

262,125

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.42%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	25389M877

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 (the "Common Stock"), of DigitalGlobe, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 1300 West 120th Avenue, Westminster, Colorado.

Item 2.	Identity and Background.
(a)-(c)
This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC ("Edenbrook"), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Common Stock owned by such private investment funds, and (ii) Jonathan Brolin ("Mr. Brolin"), a United States citizen and the principal of Edenbrook with respect to the Common Stock owned by such private investment funds (collectively, the "Reporting Persons").

Mr. Brolin's present principal occupation or employment is acting as a private investor.  The principal business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Shares reported represent 262,125 shares of Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $4,551,414.  The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons have expressed concern regarding the recently announced acquisition of the Issuer by MacDonald, Dettwiler and Associates Ltd. in a letter to the Issuer's President and CEO, which is attached as Exhibit C.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, composition of the Issuer's board of directors and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

Except as set forth herein or in Exhibit C, no Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D.  The Reporting Persons continually evaluate their investment in the Common Stock and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Common Stock beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer's business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 262,125 shares of Common Stock, constituting 0.42% of the shares of Common Stock, based upon 62,035,133 shares of Common Stock outstanding as of April 25, 2017, based on the information set forth in the 10-Q filed by the Issuer on May 2, 2017.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 262,125 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 262,125 shares of Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 262,125 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 262,125 shares of Common Stock.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.
Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Common Stock Exhibit C: Letter to Issuer's President and CEO

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2017
(Date)

Edenbrook Capital, LLC By: /s/ Jonathan Brolin Jonathan Brolin, Managing Member

Jonathan Brolin /s/ Jonathan Brolin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated May 17, 2017, relating to the Common Stock, par value $0.001 of DigitalGlobe, Inc. shall be filed on behalf of the undersigned.

May 17, 2017
(Date)

Edenbrook Capital, LLC
By:  /s/ Jonathan Brolin
       Jonathan Brolin, Managing Member

Jonathan Brolin
     /s/ Jonathan Brolin

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price per Share
05/17/2017	Common	2,000		31.1875

Exhibit C

May 17, 2017

Mr. Jeffrey R. Tarr
President and Chief Executive Officer
DigitalGlobe, Inc.
1300 W. 120th Ave
Westminster, CO  80234

Dear Jeff:

We wrote to you on March 27, 2017, to express our view that the announced acquisition of DigitalGlobe, Inc. (the "Company" or "DGI") by MacDonald, Dettwiler and Associates Ltd. ("MDA") significantly undervalues DGI's business, based on meaningfully higher trading and transaction multiples for comparable companies.  Since both companies reported earnings on May 2, 2017, our belief that this proposed deal undervalues DGI has only been strengthened.

DGI reported revenue and profitability that were strong and well ahead of market expectations, according to FactSet estimates.  At the same time, MDA reported revenue and profitability that were weaker and well below market expectations, again, according to FactSet estimates.  Further, MDA reported a declining funded backlog and continued softness in the commercial communications satellite market.

While there may be industrial logic to these companies combining from a strategic standpoint, we do not see the financial logic in DGI accepting this offer.  According to commentary from MDA management since the deal announcement on February 24, 2017, MDA needs DGI to grow its revenue, to diversify its revenue, to improve margins, to improve cash flow generation and to accelerate MDA's U.S. Access Plan by giving MDA deeper relationships with many U.S. government agencies that are DGI customers but not yet MDA customers.

Yet for all of this, MDA proposes to pay a price for DGI that is two turns of EBITDA lower than where MDA itself trades.  In our last letter to you, we wrote that "those additional two turns of EBITDA would be worth another $13 per DGI share, more than 40% above the current DGI price."  With DGI's profitability having since increased, that additional value discount has expanded.  Two more turns of EBITDA would mean approximately $800 million in additional value for DGI shareholders, which would render insignificant the the $85 million break-up fee that DGI would have to pay MDA upon acceptance of a higher priced bid from another party.
The Form F-4 filed by MDA with the Securities and Exchange Commission on April 27, 2017, however, contains a No Solicitation provision intended to prevent DGI from seeking such a higher offer.  Recall, per our last letter, that U.S. defense contractors are trading at more than four turns above this deal valuation, which would represent a price for DGI that is more than 80% above the current price or an additional $1.6 billion in prospective value to DGI shareholders.

In our experience over the past five-plus years as investors in DGI, we have found management and the Board of Directors ("the Board") to be shareholder friendly, to be good stewards of capital and focused on long-term value maximization on behalf of all shareholders.  But this transaction does not seem consistent with that approach.  If you intend to stick to the shareholder unfriendly No Solicitation provision, how can you at least not get DGI shareholders, including yourself, the same valuation that MDA has when they clearly need our assets and business so badly?

Even at MDA's multiple, DGI shareholders would still have to exchange their stock in a business with high levels of recurring revenue, strong margins and meaningful cash flow generation for that of a lumpy, lower margin, highly leveraged company.  Further, because MDA is a Canadian company, DGI shareholders are also being asked to accept additional risks associated with regulatory approval, foreign exchange and potential protectionist policies from the new administration.  Where is the compensation for these potential risks?

DGI prides itself on high resolution yet has offered its shareholders a proposed transaction with rationale that is blurry, including stock in a proposed acquiror whose prospects are hazy.  We don't disagree that DGI would be highly valuable to MDA.  We just want a price that reflects it.

Sincerely, /s/ Jonathan Brolin Jonathan Brolin Managing Partner